2801 Post Oak Blvd. Suite 600 Houston, Texas 77056 Tel: 713/960-9111 Fax: 713/960-9420

July 23, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Westlake Chemical Partners LP

Amendment No. 5 to Registration Statement on Form S-1

Filed July 21, 2014

File 333-195551

Ladies and Gentlemen:

Set forth below is the supplemental response of Westlake Chemical Partners LP (the “Partnership”, “we,” “us” or “our”), based on discussion with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone call on July 22, 2014, relating to our response to Comment 5 of the letter dated July 21, 2014 (the “Response Letter”) as well as Amendment No. 5 to Registration Statement on Form S-1, File No. 333-195551, filed with the Commission on July 21, 2014 (the “Registration Statement”).

Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

As described in the Registration Statement, we estimate that, during the period from two years before the anticipated date of closing of this offering (i.e. roughly through July 31, 2013, Westlake incurred approximately $151.7 million in capital expenditures (the “Pre-August 2013 Capex”) with respect to the assets contributed to OpCo that we intend for OpCo to reimburse with the net proceeds of this offering (after deducting estimated underwriting discounts, structuring fee, offering expenses and $55.4 million to establish the turnaround reserve).

Components of the Pre-August 2013 Capex

As described in the Registration Statement:

•	the portion of these capital expenditures incurred before January 1, 2013 (the “Equity Portion”) was not accounted for as a liability in our Predecessor’s historical combined carve-out financial data but as Net investment, as it was equity funded; and

Securities and Exchange Commission

July 23, 2014

•	the portion of these capital expenditures incurred from January 1, 2013 and through July 31, 2013 (the “Debt Portion”) was accounted for as a liability and is reflected on our Predecessor’s historical combined carve-out financial data and the associated liability will be retained by Westlake in connection with the closing of this offering.

Of the total $151.7 million of Pre-August 2013 Capex that is intended to be reimbursed, the Equity Portion is expected to total approximately $23.9 million and the Debt Portion is expected to total the remaining approximately $127.8 million.

Federal Income Tax Characterization as “Reimbursement of Preformation Capital Expenditures”

As discussed with the Staff, in legal form and for accounting purposes, the payment of $151.7 million as a reimbursement Pre-August 2013 Capex will be a distribution of cash by OpCo to Westlake. The characterization of the distribution as a repayment of preformation capital expenditures is a characterization for federal income tax purposes.

In connection with this offering, various Westlake subsidiaries will enter into a contribution agreement with OpCo (the “Asset Contribution Agreement”, a form of which is filed as Exhibit 2.2 to the Registration Statement) pursuant to which Westlake will contribute certain ethylene assets to OpCo on the morning of the closing of this offering. Sections 2.1 through 2.4 of the Asset Contribution Agreement will require OpCo to distribute the expected $151.7 million of net proceeds to the Westlake subsidiaries, and that such distribution shall be treated as a reimbursement of preformation capital expenditures within the meaning of Treasury Regulation Section 1.707-4(d).

Financial Reporting Presentation of Equity Portion

For purpose of the historical carve-out financial statements, we concluded that no obligation existed nor was there any expectation that the Equity Portion would be repaid to Westlake, therefore it would not meet the definition of a liability. As discussed in the footnotes to the financial statements on page F-27 of the Registration Statement, the Predecessor participates in Westlake’s centralized cash management and funding system. Transfer of cash to and from Westlake’s cash management system is reflected as a component of Net Investment. Prior to January 1, 2013, there was no obligation and therefore no liability related to the Equity Portion, as those were in fact settled through the cash management system and therefore reflected as a component of Net Investment. During such period, Westlake contributed the cash used for capital expenditures with no expectation or intention of payment by either party. The discretionary decision to reimburse this amount outlined in the Asset Contribution Agreement occurred subsequent to any balance sheet period presented in the historical financial statements of the Predecessor and will not be a binding obligation until the execution of the Asset Contribution Agreement.

Securities and Exchange Commission

July 23, 2014

Beginning in fiscal year 2013, cash provided to the Predecessor for capital expenditures was expected to be repaid by the Predecessor to Westlake, as initially evidenced by the promissory notes issued for such purpose with pre-determined repayment terms and interest rates. Unlike cash provided to fund capital expenditures incurred prior to 2013, these 2013 promissory notes created the liability that is reflected in the historical financial statements.

Materiality

As discussed above, we do not believe it is appropriate nor is it in accordance with U.S. GAAP to reflect the equity portion as a liability. However, as requested by you, our assessment, if this would be considered a liability, indicates that it would not be material both quantitatively and qualitatively in the context of our Predecessor’s historical financial statements. Moreover, we respectfully submit to the Staff that such characterization of the Equity Portion as a liability would not result in a material change to the pro forma financial information because both the Equity Portion and the Debt Portion are shown as retained by Westlake with the resulting reimbursement of $151.7 million (see note (e) on page F-7 of the Registration Statement). We respectfully submit to the Staff that such characterization would not be material as the pro forma financial information would still show $160.1 million of long-term debt payable to Westlake on a pro forma basis and the distribution from net investment would continue to be $151.7 million.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By:	/s/ L. Benjamin Ederington

Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:	David P. Oelman, Vinson & Elkins LLP

E. Ramey Layne, Vinson & Elkins LLP

William N. Finnegan IV, Latham & Watkins LLP